
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of report (Date of earliest event reported): **April 1, 2008**

HNI Corporation
(Exact Name of Registrant as Specified in Charter)


Iowa	**1-14225**	**42-0617510**
(State or Other Jurisdiction	(Commission File Number)	(IRS Employer
of Incorporation)		Identification No.)


408 East Second Street, P.O. Box 1109, Muscatine, Iowa 52761-0071
(Address of Principal Executive Offices, Including Zip Code)

Registrant's telephone number, including area code: **(563) 272-7400**

N/A
(Former Name or Former Address, if Changed Since Last Report)


Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligations of the registrant under any of the following provisions (*see* General Instruction A.2.):

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 5 — Corporate Governance and Management

Item 5.02   Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Appointment of Certain Officers

As previously disclosed in a Current Report on Form 8-K filed with the Securities and Exchange Commission (the "SEC") on March 10, 2008, Jerald K. Dittmer, Vice President and Chief Financial Officer, HNI Corporation, resigned his position to become Executive Vice President, HNI Corporation, and President, The HON Company.

Stan A. Askren, Chairman, President and Chief Executive Officer, HNI Corporation, has assumed the position of acting Chief Financial Officer on an interim basis pending the appointment of a successor Chief Financial Officer. Information pertaining to Mr. Askren is set forth in HNI Corporation's 2008 Proxy Statement filed with the SEC on March 19, 2008 and is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HNI CORPORATION

Date: April 1, 2008   By   /s/ Steven M. Bradford
                                                                    Steven M. Bradford
                                                                    Vice President, General Counsel and Secretary